FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 30, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Reports 4Q2007 and Full Year Results”, dated January 30, 2008.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2007 Results”, dated January 30, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 30, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1.

News Release

AU Optronics Reports 4Q2007 and Full Year Results

Issued by: AU Optronics Corp.
Issued on: January 30, 2008

Hsinchu, Taiwan, January 30, 2008 –

AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 4Q2007 and the Fiscal 2007. For the fourth quarter ended December 31, 2007, AUO’s consolidated revenue reached NT$155.5 billion (*US$4.8 billion), net income NT$33.1 billion (US$1,020 million), attributable to equity holders of the parent company NT$33 billion (US$1,018 million), and basic EPS NT$4.22 per common share (US$1.30 per ADR unit).

Fourth Quarter Results

AUO reported the following unaudited consolidated results for the fourth quarter:

•	Revenue increased 12.7% QoQ to NT$155.5 billion
•	Net income of NT$33.1 billion up 46.6% QoQ
•	Consolidated net income attributed to stockholders of the Company of NT$33 billion
•	Basic EPS of NT$4.22 per common share
•	Gross margin of 27%
•	Operating margin of 22.4%

Full Year Results

AUO reported the following consolidated results for the full year:

•	Revenue of NT$480.2 billion, up 63.8% YoY
•	Net income of NT$56.5 billion, up 521% YoY
•	basic EPS of NT$7.22 per common share (US$2.23 per ADR unit), up 413% from NT$1.41 per share the previous year
•	Consolidated net income attributed to stockholders of the Company of NT$56.4 billion

Thanks to the merger synergy, AUO’s large-sized panel shipments in 2007 grew 65.9% YoY significantly to 80.9 million units, and the company therefore was ranked No.1 in terms of worldwide large-area TFT-LCD shipment units**. In addition, the shipment of small- to medium- sized panel for consumer product applications posted a remarkable 80.7% YoY increase to 143.1 million units.

2

"The significant result in fiscal 2007 was our best performance since its establishment, particularly the fourth quarter revenue and profits. The 4Q2007 unaudited consolidated net income amounted to NT$33.1 billion with a 47% sequential increase and broke the previous record,” said Mr. Max Cheng, Vice President and Chief Financial Officer of AUO. “Thanks to the strong demand from end-user markets resulting in steady blended panel ASP, and our implement of more competitive product mix, the 4Q2007 gross margin boosted to 27% from 23% sequentially, while the operating margin lifted to 22.4% from the earlier quarter of 18.7%.“

“We also made significant progress in our effective operation as well as in our financial goals of largely reducing debt ratio and improving financial structure, “Cheng added. “We experienced the post-QDI merger synergy effect since 3Q2007.  In addition,  4Q2007 inventory turnover was reduced to 31 days from 38 days sequentially. The full-year 2007 net income totaled NT$56.5 billion while the basic EPS was NT$7.22 per common share, significantly increased 521% and 413% from the previous year respectively.”

*Amounts converted by an exchange rate of NTD32.43:USD1 as of December 31, 2007.
** DisplaySearch 4Q2007 WW Large-Area TFT-LCD Shipment Report dated Jan 23, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.3%* of global market share with revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 4Q2007 WW Large-Area TFT-LCD Shipment Report dated Jan 23, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S.

3

Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on December 31, 2006.

For more information, please contact:
Rose Lee                                                                Yawen Hsiao
Corporate Communications Dept                          Corporate Communications Dept.
AU Optronics Corp                                                 AU Optronics Corp.
Tel:  +886-3-5008899 ext 3204                              +886-3-5008899 ext 3211
Fax: +886-3-5772730                                             +886-3-5772730
Email: rose.lee@auo.com                                   yawen.hsiao@auo.com

AU Optronics Corp.
Fourth Quarter 2007 Results
Investor Conference

January 30, 2008

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United
States Securities Act of 1933 and Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December,
2006 filed with the United States Securities and Exchange Commission.

Consolidated Income Statement

AUO

Amount : NT$ Million Except Per Share Data

	4Q'07[a]		3Q'07[a]		QoQ %	4Q'06	
Net Sales	155,495	100.0%	137,960	100.0%	12.7%	94,646	100.0%
Cost of Goods Sold	(113,502)	(73.0%)	(106,168)	(77.0%)	6.9%	(87,000)	(91.9%)
Gross Profit	41,993	27.0%	31,792	23.0%	32.1%	7,646	8.1%
Operating Expenses	(7,212)	(4.6%)	(5,982)	(4.3%)	20.6%	(4,819)	(5.1%)
Operating Income	34,781	22.4%	25,811	18.7%	34.8%	2,827	3.0%
Net Non-operating Expenses	(1,352)	(0.9%)	(1,666)	(1.2%)	(18.9%)	(914)	(1.0%)
Income before Tax	33,429	21.5%	24,144	17.5%	38.5%	1,913	2.0%
Net Income	33,092	21.3%	22,571	16.4%	46.6%	1,651	1.7%
Attributable to:							
Equity holders of the parent company	33,006	21.2%	22,530	16.3%	46.5%	1,659	1.8%
Minority interest	86	0.1%	41	0.0%	110.8%	(8)	(0.0%)
Net Income	33,092	21.3%	22,571	16.4%	46.6%	1,651	1.7%
Basic EPS (NT$)[b]	4.22		2.89		46.2%	0.19	
Operating Income + D&A	55,322	35.6%	46,952	34.0%	17.8%	21,829	23.1%
Unit Shipments (mn)[c]							
Large Size Panels	23.2		22.3		4.3%	16.6	
Small & Medium Size Panels	48.0		40.7		17.9%	24.5	

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated Toppan CFI (Taiwan) Co, Ltd (CFI) into consolidated entity
(b) Basic EPS was calculated based on the total diluted weighted average outstanding shares of each quarter (7,809m shares in 4Q07, 7,795m shares in 3Q07 and 6,467m shares in 4Q06) by retroactively adjusting to stock dividend and stock bonus
(c) Large size refers to panels that are 10 inches and above

3

AUO Proprietary & Confidential

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	FY 2007[a]		FY 2006[a]		YoY %
Net Sales	480,184	100.0%	293,107	100.0%	63.8%
Cost of Goods Sold	(394,005)	(82.1%)	(263,256)	(89.8%)	49.7%
Gross Profit	86,178	17.9%	29,850	10.2%	188.7%
Operating Expenses	(22,903)	(4.8%)	(15,634)	(5.3%)	46.5%
Operating Income	63,275	13.2%	14,216	4.9%	345.1%
Net Non-operating Expenses	(4,711)	(1.0%)	(4,016)	(1.4%)	17.3%
Income before Tax	58,564	12.2%	10,200	3.5%	474.1%
Net Income	56,476	11.8%	9,093	3.1%	521.1%
Attributable to:					
Equity holders of the parent company	56,418	11.7%	9,103	3.1%	519.7%
Minority interest	58	0.0%	(10)	(0.0%)	-
Net Income	56,476	11.8%	9,093	3.1%	521.1%
Basic EPS (NT$)[b]	7.22		1.41		413.2%
Operating Income + D&A	144,980	30.2%	66,976	22.9%	116.5%
ROE[c]	21.7%		4.7%		359.8%
Unit Shipments (mn)[d]					
Large Size Panels	80.9		48.8		65.9%
Small & Medium Size Panels	143.1		79.2		80.7%

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI into consolidated entity. AUO completed its merger with QDI on October 1, 2006

(b) Basic EPS was calculated based on total weighted average outstanding shares of 7,809m shares and 6,467m shares in 2007 and 2006, respectively

(c) ROE was based on average equity attributable to shareholders of the parent company

(d) Large size refers to panels that are 10 inches and above

4

AUO Proprietary & Confidential

Consolidated Balance Sheet Highlights

Amount : NT$ Million

Amount : NT$ Million

4Q'07(a) 3Q'07(a) QoQ % 4Q'06

Cash & ST Investment 91,237 41,740 118.6% 45,774
Inventory 35,431 42,720 (17.1%) 42,316
Short Term Debt(b) 35,722 42,501 (16.0%) 45,619
Long Term Debt 142,016 154,021 (7.8%) 179,389
Equity 299,166 263,586 13.5% 231,076
Total Assets 615,806 588,968 4.6% 578,126
Inventory Turnover (Days)(c) 31 38 44
Debt to Equity 59.4% 74.6% 97.4%
Net Debt to Equity 29.4% 59.4% 78.4%

- Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI into consolidated entity

(b) Short term debt refers to all interest bearing debt maturing within one year

(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

5 AUO Proprietary & Confidential

Consolidated Cash Flow Highlights

4Q'07(a) 3Q'07(a) QoQ FY2007(a)

From Operating Activities 75,722 43,384 32,337 156,924
Net Profit 33,092 22,571 10,521 56,476
Depreciation & Amortization 20,541 21,141 (600) 81,706
Net Change in Working Capital 23,756 120 23,637 20,080
From Investing Activities (9,815) (12,496) 2,682 (67,724)
Capital Expenditure (10,197) (11,490) 1,293 (65,137)
From Financing Activities (16,543) (10,687) (5,856) (44,817)
Net Change in Debt (16,633) (8,919) (7,714) (43,591)
Net Change in Cash(b) 49,853 20,002 29,851 45,964

- Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI into consolidated entity

(b) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on change of consolidated entities and effect on currency exchange of foreign subsidiaries

6 AUO Proprietary & Confidential

Consolidated Revenues by Application

42% 34% 31% 30% 28% 24% 28% 21% 19% 18% 17% 8% 9% 9% 36% 35% 39% 47%42% 18%16%
3% 3% 4%3% 3% 3% 11% 9%10% 0%

2006 1Q07 2Q07 3Q07 4Q07 2007

TV Monitor Notebook General Display & Others AV / MD

- Unaudited, prepared by AUO on a consolidated basis

7 AUO Proprietary & Confidential

Large Panel - ASP by Unit

PC-ASP/unit TV-ASP/unit Large Panel-ASP/unit

ASP (US$)

$117 $105 $110 $122 $126 $324 $305 $301 $334 $339 $158 $141 $151 $173 $187 $0
$100 $200 $300 $400 $500

- Unaudited, prepared by AUO on a consolidated basis

- Large size refers to panels that are 10 inches and above

- Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of

Customs, ROC Ministry of Finance of each respective quarter

8 AUO Proprietary & Confidential

Consolidated Shipments & ASP by Area

(K m2)                                                                     (US$)

1,965 1,858 2,425 3,050 3,441 $1,468 $1,310 $1,325 $1,378 $1,387

4Q06 1Q07 2Q07 3Q07 4Q07 $2,000 -$1,000 $0 $1,000 $2,000

Shipments in square meter (K) ASP per square meter

- Unaudited, prepared by AUO on a consolidated basis
- ASP per square meter in US$ was translated from NT$ based on the noon buying rate of each respective quarter

9 AUO Proprietary & Co

Consolidated Small & Medium Panel
Shipments & Revenues

                                                                        Revenues
Unit (mn)                                                                (NT$bn)

48.0 22.1 32.2 40.7 24.5 $7.6 $6.5 $8.3 $11.2 $14.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0
4Q06 1Q07 2Q07 3Q07 4Q07 nit (mn) $0.0 $3.0 $6.0 $9.0 $12.0 $15.0

Shipments (mn) Revenues (NT$bn)

- Unaudited, prepared by AUO on a consolidated basis
- Small & Medium size refers to panels that are under 10 inches

10 AUO Proprietary & Confidential

Capacity by Fab

Fab	Substrate Size (mm)	12/2007 Capacity	3/2008 (F) Capacity
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	*620 x 750*	*25,000*	*30,000*
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	1500 x 1850	90,000	90,000
L7A (G7.5)	1950 x 2250	60,000	60,000

— Capacity based on monthly glass substrate input

11

AUO Proprietary & Confidential

www.auo.com
ir@auo.com

12 AUO Proprietary & Confidential

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	December 31, 2007			December 31, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,772	89,890	14.6	43,926	7.6	45,964	104.6
Available-for-Sale Financial Assets - Current	42	1,347	0.2	1,849	0.3	(502)	(27.1)
Notes & Accounts Receivables	2,341	75,911	12.3	57,831	10.0	18,080	31.3
Other Current Financial Assets	77	2,512	0.4	1,113	0.2	1,399	125.7
Inventories	1,093	35,431	5.8	42,316	7.3	(6,885)	(16.3)
Other Current Assets	394	12,788	2.1	5,709	1.0	7,079	124.0
Total Current Assets	6,718	217,878	35.4	152,743	26.4	65,136	42.6

Long-term Investments	197	6,382	1.0	12,396	2.1	(6,014)	(48.5)

Fixed Assets	18,279	592,779	96.3	523,252	90.5	69,528	13.3
Less Accumulated Depreciation	(7,060)	(228,944)	(37.2)	(141,701)	(24.5)	(87,243)	61.6
Net Fixed Assets	11,219	363,835	59.1	381,551	66.0	(17,716)	(4.6)

Other Assets	854	27,710	4.5	31,437	5.4	(3,726)	(11.9)
Total Assets	18,989	615,806	100.0	578,126	100.0	37,680	6.5

LIABILITIES
Short-term Borrowings	4	137	0.0	3,729	0.6	(3,593)	(96.3)
Accounts Payable	2,978	96,577	15.7	76,234	13.2	20,343	26.7
Current Installments of Long-term Borrowings	1,097	35,585	5.8	41,890	7.2	(6,305)	(15.1)
Current Financial Liabilities	10	319	0.1	507	0.1	(188)	(37.1)
Other Current Liabilities	1,292	41,903	6.8	44,957	7.8	(3,054)	(6.8)
Total Current Liabilities	5,381	174,521	28.3	167,317	28.9	7,204	4.3

Long-term Borrowings	3,690	119,670	19.4	151,829	26.3	(32,159)	(21.2)
Bonds Payable	689	22,345	3.6	27,560	4.8	(5,215)	(18.9)
Other Long-term Liabilities	3	103	0.0	344	0.1	(241)	(70.1)
Total Liabilities	9,764	316,639	51.4	347,050	60.0	(30,410)	(8.8)

SHAREHOLDERS' EQUITY
Common Stock	2,411	78,177	12.7	75,734	13.1	2,443	3.2
Capital Collected In Advance	15	475	0.1	0	0.0	475	－
Capital Surplus	3,509	113,807	18.5	110,680	19.1	3,128	2.8
Retained Earnings	2,977	96,530	15.7	43,992	7.6	52,538	119.4
Cumulative Translation Adjustments	32	1,050	0.2	306	0.1	744	243.3
Unrealized Gain/Loss on Financial Products	3	86	0.0	27	0.0	59	216.4
Deferred Compensation Cost	0	0	0.0	(4)	0.0	4	－
Minority Interests	279	9,041	1.5	342	0.1	8,699	2,543.4
Total Shareholders' Equity	9,225	299,166	48.6	231,076	40.0	68,090	29.5
Total Liabilities & Shareholders' Equity	18,989	615,806	100.0	578,126	100.0	37,680	6.5

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.43 per USD as of December 31, 2007

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2007 and 2006 and September 30, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2007					4Q 2007
	USD	NTD	% of Sales	4Q 2006 NTD	YoY Chg %	USD	NTD	% of Sales	3Q 2007 NTD	QoQ Chg %
Net Sales	4,795	155,495	100.0	94,646	64.3	4,795	155,495	100.0	137,960	12.7
Cost of Goods Sold	3,500	113,502	73.0	87,000	30.5	3,500	113,502	73.0	106,168	6.9
Gross Profit	1,295	41,993	27.0	7,646	449.2	1,295	41,993	27.0	31,792	32.1
Operating Expenses
SG&A	156	5,062	3.3	3,651	38.6	156	5,062	3.3	4,736	6.9
R&D	66	2,150	1.4	1,168	84.1	66	2,150	1.4	1,246	72.5
	222	7,212	4.6	4,819	49.7	222	7,212	4.6	5,982	20.6
Operating Income	1,072	34,781	22.4	2,827	1,130.3	1,072	34,781	22.4	25,811	34.8

Net Non-Operating Expenses	(42)	(1,352)	(0.9)	(914)	48.0	(42)	(1,352)	(0.9)	(1,666)	(18.9)

Income before Income Tax	1,031	33,429	21.5	1,913	1,647.0	1,031	33,429	21.5	24,144	38.5

Income Tax Expense	(10)	(336)	(0.2)	(263)	28.0	(10)	(336)	(0.2)	(1,573)	(78.6)
Net Income	1,020	33,092	21.3	1,651	1,904.8	1,020	33,092	21.3	22,571	46.6

Attributable to:
Equity Holders of The Parent Company	1,018	33,006	21.2	1,659	1,889.7	1,018	33,006	21.2	22,530	46.5
Minority Interest	3	86	0.1	(8)	－	3	86	0.1	41	110.8
Net Income	1,020	33,092	21.3	1,651	1,904.8	1,020	33,092	21.3	22,571	46.6

Basic Earnings Per Share	0.13	4.22		0.19		0.13	4.22		2.89
Basic Earnings Per ADR(3)	1.30	42.21		1.86		1.30	42.21		28.87
Weighted Average Number of Shares Outstanding (Million)		7,809		6,467			7,809		7,795

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.43 per USD as of December 31, 2007
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2007 and 2006
 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2007
	USD	NTD	% of Sales	2006 NTD	YoY Chg %
Net Sales	14,807	480,184	100.0	293,107	63.8
Cost of Goods Sold	12,149	394,005	82.1	263,256	49.7
Gross Profit	2,657	86,178	17.9	29,850	188.7
Operating Expenses
SG&A	525	17,033	3.5	10,871	56.7
R&D	181	5,871	1.2	4,763	23.3
	706	22,903	4.8	15,634	46.5
Operating Income	1,951	63,275	13.2	14,216	345.1

Net Non-Operating Expenses	(145)	(4,711)	(1.0)	(4,016)	17.3

Income before Income Tax	1,806	58,564	12.2	10,200	474.1

Income Tax Expense	(64)	(2,088)	(0.4)	(1,068)	95.4
Changes in Ac counting Principles	0	0	0.0	(39)
Net Income	1,741	0 56,47	11.8	9,093	521.1

Attributable to:
Equity Holders of The Parent Company	1,740	56,4186	11.7	9,093	519.7
Minority Interest	2	58	0.0	(10)	--
Net Income	1,741	56,476	11.8	9,093	521.1

Basic Earnings Per Share	0.22	7.22		1.41
Basic Earnings Per ADR(3)	2.23	72.24		1.41
Weighted Average Number of Shares Outstanding (Million)		7,809		6,467

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.43 per USD as of December 31, 2007
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2007			December 31, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,483	80,532	13.9	41,042	7.4	39,490	96.2
Available-for-Sale Financial Assets - Current	42	1,347	0.2	1,842	0.3	(495)	(26.9)
Notes & Accounts Receivables	2,350	76,216	13.1	58,279	10.5	17,937	30.8
Other Current Financial Assets	21	687	0.1	1,017	0.2	(331)	(32.5)
Inventories	997	32,317	5.6	37,168	6.7	(4,851)	(13.1)
Other Current Assets	350	11,343	2.0	4,606	0.8	6,736	146.2
Total Current Assets	6,242	202,442	34.9	143,954	26.0	58,487	40.6

Long-term Investments	907	29,417	5.1	23,618	4.3	5,799	24.6

Fixed Assets	16,152	523,810	90.3	488,577	88.2	35,233	7.2
Less Accumulated Depreciation	(6,206)	(201,269)	(34.7)	(133,189)	(24.0)	(68,080)	51.1
Net Fixed Assets	9,946	322,540	55.6	355,388	64.1	(32,847)	(9.2)

Other Assets	794	25,749	4.4	31,165	5.6	(5,417)	(17.4)
Total Assets	17,889	580,148	100.0	554,126	100.0	26,022	4.7

LIABILITIES
Accounts Payable	2,994	97,081	16.7	72,007	13.0	25,074	34.8
Current Installments of Long-term Borrowings	970	31,462	5.4	37,792	6.8	(6,330)	(16.7)
Current Financial Liabilities	10	319	0.1	507	0.1	(188)	(37.1)
Other Current Liabilities	1,045	33,895	5.8	41,769	7.5	(7,873)	(18.8)
Total Current Liabilities	5,019	162,757	28.1	152,074	27.4	10,684	7.0

Long-term Borrowings	3,233	104,830	18.1	143,421	25.9	(38,591)	(26.9)
Bonds Payable	689	22,345	3.9	27,560	5.0	(5,215)	(18.9)
Other Long-term Liabilities	3	90	0.0	336	0.1	(246)	(73.3)
Total Liabilities	8,943	290,023	50.0	323,391	58.4	(33,369)	(10.3)

SHAREHOLDERS' EQUITY
Common Stock	2,411	78,177	13.5	75,734	13.7	2,443	3.2
Capital Collected In Advance	15	475	0.1	0	0.0	475	－
Capital Surplus	3,509	113,807	19.6	110,680	20.0	3,128	2.8
Retained Earnings	2,977	96,530	16.6	43,992	7.9	52,538	119.4
Cumulative Translation Adjustments	32	1,050	0.2	306	0.1	744	243.3
Unrealized Gain/Loss on Financial Products	3	86	0.0	27	0.0	59	216.4
Deferred Compensation Cost	0	0	0.0	(4)	0.0	4	－
Total Shareholders' Equity	8,946	290,125	50.0	230,734	41.6	59,391	25.7
Total Liabilities & Shareholders' Equity	17,889	580,148	100.0	554,126	100.0	26,022	4.7

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.43 per USD as of December 31, 2007
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.43 per USD as of December 31, 2007

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2007		2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,741	56,476	9,093
Depreciation & Amortization	2,519	81,706	52,760
Provision for Inventory Devaluation	11	362	3,309
Investment Loss(Gain) under Equity Method	(6)	(201)	1,702
Disposal Gain on Long-term Investments	(1)	(25)	(25)
Changes in Working Capital & Others	574	18,607	1,688
Net Cash Provided by Operating Activities	4,839	156,924	68,527

Cash Flows from Investing Activities:
Proceeds from Disposal of AFS Investments	0	8	(0)
Cash Refund from Capital-Reduction of AFS Investments	6	201	0
Acquisition of Property, Plant and Equipment	(2,009)	(65,137)	(87,247)
Proceeds from Disposal of Property, Plant and Equipment	3	107	280
Proceeds from Disposal of Idle Assets	1	31	0
Increase in Long-term Investments	(37)	(1,209)	(8,383)
Proceeds from Disposal of Long-term Investments	1	40	102
Decrease(Increase) in Restricted Cash in Banks	0	10	(11)
Increase in Deferred Assets and Intangible Assets	(63)	(2,030)	(2,489)
Decrease in Other Assets	8	255	49
Net Cash Used in Investing Activities	(2,088)	(67,724)	(97,700)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(111)	(3,593)	(1,619)
Increase in Guarantee Deposits	0	3	3
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(1,233)	(39,998)	36,038
Directors' and Supervisors' Remuneration and Employees' Compensation	(9)	(276)	(401)
Cash Dividends	(47)	(1,515)	(1,749)
Employee Stock Options Exercised	4	126	9
Change in Minority Interest	13	436	270
Net Cash Provided(Used) by Financing Activities	(1,382)	(44,817)	32,551

Cash Proceeds from QDI and CFI Acquisition	49	1,604	14,399
Effect of Exchange Rate Change on Cash	(1)	(23)	(115)
Net Increase in Cash and Cash Equivalents	1,417	45,964	17,662
Cash and Cash Equivalents at Beginning of Period	1,354	43,926	26,263
Cash and Cash Equivalents at End of Period	2,772	89,890	43,926

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.43 per USD as of December 31, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2007 and 2006 and September 30, 2007
 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2007					4Q 2007
	USD	NTD	% of Sales	4Q 2006 NTD	YoY Chg %	USD	NTD	% of Sales	3Q 2007 NTD	QoQ Chg %
Net Sales	4,787	155,254	100.0	94,601	64.1	4,787	155,254	100.0	137,850	12.6
Cost of Goods Sold	3,518	114,104	73.5	87,701	30.1	3,518	114,104	73.5	107,933	5.7
Gross Profit	1,269	41,151	26.5	6,900	496.4	1,269	41,151	26.5	29,917	37.6
Operating Expenses
SG&A	133	4,316	2.8	3,182	35.6	133	4,316	2.8	3,964	8.9
R&D	66	2,129	1.4	1,160	83.6	66	2,129	1.4	1,226	73.7
	199	6,445	4.2	4,342	48.4	199	6,445	4.2	5,190	24.2
Operating Income	1,070	34,706	22.4	2,558	1,256.7	1,070	34,706	22.4	24,727	40.4

Net Non-Operating Expenses	(43)	(1,390)	(0.9)	(667)	108.2	(43)	(1,390)	(0.9)	(658)	111.3

Income before Income Tax	1,027	33,317	21.5	1,891	1,662.0	1,027	33,317	21.5	24,069	38.4

Income Tax Expense	(10)	(311)	(0.2)	(232)	34.0	(10)	(311)	(0.2)	(1,539)	(79.8)
Net Income	1,018	33,006	21.3	1,659	1,889.7	1,018	33,006	21.3	22,530	46.5

Basic Earnings Per Share	0.13	4.22		0.19		0.13	4.22		2.89
Basic Earnings Per ADR(3)	1.30	42.21		1.86		1.30	42.21		28.87
Weighted Average Number of Shares Outstanding (Million)		7,809		6,467			7,809		7,795

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.43 per USD as of December 31, 2007
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
 For the Years Ended December 31, 2007 and 2006
 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2007		2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,771	57,418	9,103
Depreciation & Amortization	2,273	73,706	49,549
Provision(Reverse) for Inventory Devaluation	(8)	(271)	2,957
Investment Loss (Gain) under Equity Method	(34)	(1,110)	974
Changes in Working Capital & Others	500	16,216	(1,556)
Net Cash Provided by Operating Activities	4,501	145,959	61,027

Cash Flows from Investing Activities:
Cash Refund from Capital-Reduction of AFS Investments	6	201	0
Acquisition of Property, Plant and Equipment	(1,661)	(53,881)	(76,965)
Proceeds from Disposal of Property, Plant and Equipment	1	47	32
Proceeds from Disposal of Idle Assets	1	31	0
Increase in Long-term Investments	(111)	(3,612)	(11,423)
Decrease(Increase) in Restricted Cash in Banks	0	10	(11)
Increase in Deferred Assets and Intangible Assets	(59)	(1,898)	(1,740)
Decrease in Other Assets	7	215	51
Net Cash Used in Investing Activities	(1,816)	(58,888)	(90,057)

Cash Flows from Financing Activities:
Increase(Decrease) in Guarantee Deposits	(0)	(2)	1
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(1,421)	(46,096)	33,546
Directors' and Supervisors' Remuneration and Employees' Compensation	(9)	(276)	(401)
Cash Dividends	(47)	(1,515)	(1,749)
Employee Stock Options Exercised	4	126	9
Net Cash Provided(Used) by Financing Activities	(1,473)	(47,763)	31,405

Cash Proceeds from QDI Acquisition	0	0	14,218
Effect of Exchange Rate Change on Cash	6	182	(219)
Net Increase in Cash and Cash Equivalents	1,218	39,490	16,374
Cash and Cash Equivalents at Beginning of Period	1,266	41,042	24,667
Cash and Cash Equivalents at End of Period	2,483	80,532	41,042

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.43 per USD as of December 31, 2007